

September 7, 2011

Via E-mail
Haiting Li, Chief Executive Officer
Pacific Bepure Industry, Inc.
No. 78 Kanglong East Road, Yangdaili, Chendai Township
Jinjiang City, Fujian Province, P.R. China 362200

> **Re: Pacific Bepure Industry, Inc.**
> **Form 10-K for the Fiscal Year End**
> **December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-149898**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 12

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

1. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

2. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

3. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

4. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

5. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   c) the nature of his or her contractual or other relationship to you;
   d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

6. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   a) the name and address of the accounting firm or organization;
   b) the qualifications of their employees who perform the services for your company;
   c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
   d) how many hours they spent last year performing these services for you; and
   e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with

the evaluation of internal control over financial reporting for the most recent fiscal year end.

7. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
    a) why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    b) how many hours they spent last year performing these services for you; and
    c) the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

8. We note you identify an audit committee financial expert in your filings. Please describe the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Cash Flow, page 35

9. We note your statement on page 35, that you believe one of your fundamental financial strengths is your ability to generate cash flows from operating activities. This appears to be inconsistent with your statement of cash flows for the fiscal year ended December 31, 2010 and for the fiscal quarter ended March 31, 2011 which presents cash used in operating activities of $723,420 and $38,177, respectively. Please clarify or revise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 40

10. Please confirm in future filings that you will provide all disclosure required by Items 405(a)(1)-(2) of Regulation S-K. In addition, please provide us draft disclosure.

Executive Compensation, page 40

11. You do not appear to have provided the narrative to the Summary Compensation Table as required by Item 402(o) of Regulation S-K. In this regard, you have not disclosed the material terms of the option grant reported in the table. Please confirm that you will provide the disclosure required by Item 402(o) in future filings. Please provide us draft disclosure.

Outstanding Equity Awards at Fiscal Year-End

12. This table appears to include persons who are not named executive officers. Please confirm that in future filings you will provide the information required by Item 402(p) for named executive officers.   In addition, please include equity awards that have been transferred by the named executive officer other than for value. See Item 402(p)(2) and Instruction 1. Please provide draft disclosure.

13. We note that certain persons listed on this table have the last name, Li. Please tell us the relationship between these persons and Mr. Haiting Li. If appropriate, please explain why these options are not included in the Summary Compensation Table as compensation to Mr. Li. Please provide draft disclosure.

Exhibits

14. We note that you filed your employment agreement with Haiting Li. Please confirm you will file your employment agreement with Zhong Zhao in your next periodic report, or advise. In addition, please confirm you will file exhibit 21.1 in future filings, as we are unable to locate it.

15. Exhibits 10.5 and 10.6 are missing exhibits, schedules or attachments. Please file these exhibits in their entirety with your next periodic report. See Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies, page F-9

General

16. It appears from your disclosure on page 28, that you have stores operated by franchisees pursuant to franchise agreements. Please provide us with additional detail regarding your franchise agreements. For example, provide discussion regarding typical terms such as minimum amounts of product purchases, continuing services provided to your franchisees, and your contractual rights related to the operations of your franchisees. In addition, please provide us with a courtesy copy of a typical franchise agreement.

Allowance for doubtful accounts, page F-11

17. It appears that your disclosure of unsecured credit to customers ranging from 30 to 90 days is inconsistent with your disclosure of 90 to 180 days on page 14 and 180 days on page 35. Please clarify or revise.

Other Exchange Act Filings

18. Please revise, as necessary, your Forms 10-Q to address our comments above on your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director